                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended        December 31, 1999
                                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to  ________


Commission file number  1-4651
                        ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Dana Corporation Employee Incentive and Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
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DANA CORPORATION EMPLOYEE
 INCENTIVE AND SAVINGS INVESTMENT PLAN
FINANCIAL STATEMENTS AND
 ADDITIONAL INFORMATION
DECEMBER 31, 1999 AND 1998

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DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                         Page
I    REQUIRED INFORMATION

Report of Independent Accountants                                           4

Financial Statements:

         Statement of Net Assets Available for Benefits
          as of December 31, 1999 and 1998                                  5

         Statement of Changes In Net Assets Available for Benefits,
          for the Years Ended December 31, 1999 and 1998                    6

         Notes to Financial Statements                                    7 - 10

Additional Information*:

         Line 27a - Schedule of Assets Held for Investment Purposes        11

         Line 27d - Schedule of Reportable Transactions                    12


II   SIGNATURE                                                             13


III  EXIHIBIT A - Consent of independent accountants                       14

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Dana Corporation Employee Incentive and
Savings Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    --------------------------
    PricewaterhouseCoopers LLP
    June 21, 2000

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DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                               DECEMBER 31,
                                                           1999            1998
Assets
Investments,
At fair value:
     Putnam New Opportunities Fund                       $ 29,056       $ 18,278
     Putnam Voyager Fund                                   43,629         30,807
     Dodge & Cox Balanced Fund                              6,618          6,298
     Vanguard Index Trust 500 Fund                         17,758         14,367
     AIM Constellation Fund                                12,069          9,568
     Templeton Foreign Equity Fund                          3,615          2,858
     Dana Corporation common stock                         30,330         29,992
At contract value:
     New York Life Insurance Company Annuity                               6,740
     INVESCO Stable Value Fund                             36,876         30,963
                                                         --------       --------
         Total investments                                179,951        149,871

Receivables:
     Participants notes receivable                          8,021          7,566
     Other receivables                                        128            114
                                                         --------       --------

         Total assets                                     188,100        157,551
                                                         --------       --------

Liabilities
     Other payables                                           333            212
                                                         --------       --------
         Total liabilities                                    333            212
                                                         --------       --------

Net assets available for benefits                        $187,767       $157,339
                                                         ========       ========

The accompanying notes are an integral part of the financial statements.

DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                            DECEMBER 31,
                                                       1999             1998
Investment income:
     Net appreciation of investments                 $ 21,588         $ 15,190
     Interest and dividends                            11,943            7,332
                                                     --------         --------
       Total investment income                         33,531           22,522

Employees' contributions                               12,740           13,870
Employees' rollovers                                      884            1,000
Employer incentive match contribution                     872              998
Interest on employee loans                                629              471
                                                     --------         --------
       Total additions                                 48,656           38,861
                                                     --------         --------

Benefit payments                                      (18,228)         (36,979)
                                                     --------         --------

Net increase
 in net assets available for benefits                  30,428            1,882

Net assets available for benefits
 at beginning of year                                 157,339          155,457
                                                     --------         --------

Net assets available for benefits
 at end of year                                      $187,767         $157,339
                                                     ========         ========

The accompanying notes are an integral part of the financial statements.

DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
   1.  DESCRIPTION OF THE PLAN

       GENERAL
       The Dana Corporation Employee Incentive and Savings Investment Plan
       (Plan) is a defined contribution employee benefit plan that was established on March 1, 1984 to provide benefits for all eligible employees of the former Echlin Inc. (Echlin) as identified in the Plan agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is a brief description of the Plan. Participants should refer to the Plan agreement for more complete information.

       The Plan is sponsored by Echlin. During 1998, Echlin was acquired by Dana Corporation (Company).

       ADMINISTRATION
       The Plan is administered by the Employee Benefits Committee of Echlin. The Plan has entered into a trust arrangement with The Chase Manhattan Bank (Trustee).

       PARTICIPATION
       Each employee who is in a covered class of employees within a participating division, has attained age 21 and has met the service requirements stipulated in the plan agreement is eligible to participate in the Plan.

       EMPLOYEE CONTRIBUTIONS
       An employee may elect to have up to 20 percent of his or her eligible compensation, as defined in the Plan agreement, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code, contributed to his or her account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

       EMPLOYER CONTRIBUTIONS
       Echlin contributes ten percent on the first six percent of the employee's compensation contributed to the Plan. An additional Echlin contribution, as defined in the Plan agreement, may be made depending on the Echlin's financial performance during the Plan year.

       VESTING
       Participants are fully vested at all times in their contributions. Before completing five years of service, participants become vested in Echlin's matching contributions at the end of the third calendar year after the contribution was made. Participants who have attained five years of service are fully vested in Echlin's matching contributions.

DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
   1.  DESCRIPTION OF THE PLAN (CONTINUED)

       NORMAL RETIREMENT, DISABILITY, TERMINATION OR DEATH
       In accordance with the Plan provisions, participating employees who retire upon attaining age sixty-five or become totally and permanently disabled and whose account balance is greater than $5,000 are eligible to receive the full value of their account in a lump sum.

       Upon termination, the vested portion of the participant's account will be payable in a lump sum if the account balance is less than $5,000. Otherwise, the participant's account may remain in the Plan until the participant attains the age of 65.

       Upon a participant's death, the participant's account balance will be paid to the beneficiary in one lump sum.

       LOANS
       The Trustee may extend loans to participants with the approval of the Plan administrator. Participant loans shall not be made for less than $1,000 or exceed the lesser of 50% of the participant's account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12 month period. The loan term shall not be longer than 60 months unless the loan is used to acquire a principal residence. Interest shall be charged on the loan based on rates currently being charged by financial institutions lending money under similar circumstances.

       As participant loans are repaid, the amounts are allocated to the investment fund according to the participant's most recent election with respect to current contributions.

       INVESTMENT OPTIONS
       The following investment options are available to Plan participants:

       a. Company Stock Fund - Funds are invested in common stock of Dana Corporation.

       b. Invesco Stable Value Fund - Funds are invested in a mutual fund which invests in pooled fixed income contracts.

       c. Dodge and Cox Balanced Fund - Funds are invested in a mutual fund which invests approximately 60% in large, well-established companies and the remainder in high quality bonds and cash.

       d. Vanguard Index Trust 500 Fund - Funds are invested in a mutual fund which invests in common stocks listed on the Standard & Poor's 500 Composite Index.

       e. AIM Constellation Fund - Funds are invested in a mutual fund which invests in common stock of medium-sized and smaller emerging growth companies.

DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
   1.  DESCRIPTION OF THE PLAN (CONTINUED)

       INVESTMENT OPTIONS (CONTINUED)

       f. Putnam New Opportunities Fund - Funds are primarily invested in a mutual fund which invests in common stock of small to medium-sized emerging growth companies.

       g. Putnam Voyager Fund - Funds are invested in a mutual fund which invests in a range of common stock of small, midsize and large companies.

       h. Templeton Foreign Equity Fund - Funds are invested in a mutual fund which invests in stocks and debt obligations of companies and governments outside of the United States.

       The Company Stock Fund also invests in the VISTA Money Market Fund for temporary cash management purposes.

       PLAN TERMINATION
       Although it has not expressed any intention to do so, Echlin has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become vested in their accounts.


   2.  SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

       EXPENSES OF THE PLAN
       Generally, Echlin pays all expenses associated with the administration of the Plan.

       VALUATION OF INVESTMENTS
       The Plan's investments in common stocks and mutual funds are stated at quoted market value. Investments in guaranteed investment contracts are stated at contract value, which approximates market value.

       Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.
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DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       USE OF ESTIMATES
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


   3.  INCOME TAX STATUS

       The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 (IRC) and therefore the related Plan trust is not subject to tax under present tax laws. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the IRC.


   4.  PARTIES-IN-INTEREST

       Investments in the Company Stock Fund consisted of 923,000 and 722,000 shares of Dana Corporation common stock at December 31, 1999 and 1998, respectively. Shares for this fund are purchased in the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.
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DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN       Schedule I
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                            CURRENT
    IDENTITY OF ISSUE                        DESCRIPTION OF INVESTMENT          COST         VALUE

Putnam Investments                         Putnam New Opportunities Fund      $ 15,549     $ 29,056

Putnam Investments                         Putnam Voyager Equity Fund           22,703       43,629

Dodge & Cox                                Dodge & Cox Balanced Fund             6,438        6,618

The Vanguard Group                         Vanguard Index Trust 500 Fund        12,010       17,758

AIM Funds                                  AIM Constellation Fund                7,900       12,069

Franklin Templeton                         Templeton Foreign Equity Fund         3,191        3,615

AIM Funds                                  INVESCO Stable Value Fund            36,876       36,876

*Dana Common Stock                         Common stock                         30,643       30,330

*Participant Notes Receivable              Various interest rates/various
                                            maturities                              --        8,021
                                                                              --------     --------

                                                                              $135,310     $187,972
                                                                              ========     ========

*Dana Corporation and participants are known parties-in-interest to the Plan.

This schedule was prepared from data certified by The Chase Manhattan Bank, the trustee of the Plan.

DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN      Schedule II

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 1999
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                           CURRENT VALUE
                                   DESCRIPTION                                              OF ASSET ON
     PARTY                             OF                 PURCHASE     SELLING     COST OF  TRANSACTION
    INVOLVED                         ASSET                  PRICE       PRICE       ASSET       DATE            NET GAIN

Dana Corporation         Dana Corporation Common Stock     $11,418                 $11,418    $11,418

Dana Corporation         Dana Corporation Common Stock                 $ 3,421       2,328      3,421            $1,093

AIM Funds                INVESCO Stable Value Fund          16,505                  16,505     16,505

AIM Funds                INVESCO Stable Value Fund                      10,592      10,592     10,592

Putnam Investments       Putnam New Opportunities Fund       5,297                   5,297      5,297

Putnam Investments       Putnam New Opportunities Fund                   4,448       2,955      4,448             1,493

Putnam Investments       Putnam Voyager Fund                 6,609                   6,609      6,609

Putnam Investments       Putnam Voyager Fund                             6,136       3,584      6,136             2,552

Chase Manhattan Bank     VISTA Money Market Fund            10,554                  10,554     10,554

Chase Manhattan Bank     VISTA Money Market Fund                        10,437      10,437     10,437

Participant              Participant Notes Receivable        4,357                   4,357      4,357

Participant              Participant Notes Receivable                    3,902       3,902      3,902

*Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1998 as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by The Chase Manhattan Bank, the trustee of the Plan.
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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                Dana Corporation Employee
                                                Incentive and Savings
                                                Investment Plan


Date:  June 30, 2000                            /s/ Armand T. Flynn
                                                -------------------------
                                                Armand T. Flynn
                                                Director of Compensation
                                                and Benefits